FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
February 2, 2000                             Vice President-Investor Relations
                                             214/978-2691


                   HALLIBURTON COMPLETES SALE OF JOINT VENTURE


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its subsidiary, Dresser Industries, Inc. (Dresser), has completed the sale of its 51 percent joint venture interest in Dresser-Rand Company (DR) to a subsidiary of its joint venture partner, Ingersoll-Rand Company, for a price of $579 million. The proceeds from the sale, net of intercompany amounts payable by Dresser to DR, were $536 million. The sale results in an after-tax extraordinary gain of approximately $220 million, or $ .50 per diluted share, in the first quarter of 2000.
         On December 30, 1999, Halliburton completed the sale of a 49 percent interest in Ingersoll-Dresser Pump Company (IDP) to Ingersoll-Rand.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.
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